Exhibit 19

ARQ, INC.
INSIDER TRADING POLICY

Effective: November 7, 2023
Last modified: February 1, 2024

Arq, Inc. (the “Company” or “ARQ”), as a company listed on the Nasdaq Stock Market (the “Nasdaq”), is subject to its rules, as well as the rules and regulations of the Securities and Exchange Commission (“SEC”). U.S. federal and state laws prohibit buying, selling, gifting or making other transfers of securities by persons who have material information that is not generally known or available to the public (“material nonpublic information”). These laws also prohibit persons with such material nonpublic information from disclosing this information to others who trade.
This Insider Trading Policy (this “Policy”) applies to all directors, officers, and employees of the Company. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information (such persons, together with directors, officers, and employees of the Company, “Company Personnel”). This Policy also applies to family members who reside with Company Personnel, anyone else who lives in their household and any family members who do not live in their household but whose transactions in Company securities are directed by them or are subject to their influence or control (“Family Members”), as well as corporations, trusts, or other entities controlled, influenced or managed by them or their Family Members (“Controlled Entities” and together with Company Personnel and Family Members, “Insider(s)”).
This Policy has been adopted to promote compliance with laws relating to the prohibition of trading while in possession of material nonpublic information about the Company and to protect the Company and Insiders from the serious liabilities and penalties that can result from violations of these laws. Company Personnel are responsible for their own transactions and transactions of their Family Members and Controlled Entities, and, therefore should make sure their Family Members and Controlled Entities are familiar with this Policy and aware of the need to confer with Company Personnel before they trade in ARQ securities, and Company Personnel should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.
Prohibited Activities
1.Transactions in ARQ Securities and Securities of Other Companies. When aware of material nonpublic information about ARQ, Insiders may not, directly or indirectly:
oBuy, sell, gift, or otherwise trade ARQ securities;
oAdvise others to buy, hold, sell, gift, or otherwise trade ARQ securities;

oHave others buy, sell, gift, or otherwise trade ARQ securities for them; or
oDisclose (or “tip”) the information to anyone else who might then trade in ARQ securities.
The prohibitions above also apply to securities of other companies when an Insider learns the material nonpublic information about such other companies as a result of the Insider’s employment or other association with the Company. Examples include learning material nonpublic information from or about the Company’s customers and suppliers, or another entity with which the Company is negotiating a major transaction.
Persons with whom an Insider has a history, pattern or practice of sharing confidences—such as family members, close friends and financial and personal counselors—may be presumed to act on the basis of information known to the Insider; therefore, special care should be taken so that material nonpublic information is not disclosed to such persons. This Policy does not restrict legitimate business communications on a “need to know” basis. Material nonpublic information, however, should not be disclosed to persons outside the Company unless the Company Personnel is specifically authorized to disclose such information and such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company.
2.Trading During Quarterly Blackout Periods. In addition to the other restrictions in this Policy, Insiders may not trade in ARQ securities during quarterly blackout periods. Quarterly blackout periods begin on the last day of ARQ’s fiscal quarter and end two full trading days after the public filing of ARQ’s quarterly (or yearly) financial statements. However, even if a quarterly blackout period is not in effect, Insiders may not trade in Company securities if they are aware of material nonpublic information about the Company. In addition, as described below, if an Insider is an Access Person (as defined below), such Insider must receive approval for transactions even if the transactions are initiated outside of the quarterly or special (as discussed below) blackout period. Generally, all pending purchase and sale orders regarding Company securities that cannot be executed before the blackout period starts must be cancelled before it starts. Blackout periods do not impact trades pursuant to an approved Rule 10b5-1 Plan (defined below) that complies with this Policy.
For illustration purposes, assuming the Nasdaq Stock Market is open every day, and assuming ARQ’s quarterly (or yearly) financial statements are filed with the SEC on a Tuesday, below is an example of when the regular quarterly blackout periods would end:

Filing Time on Tuesday	First Day You Can Trade
Before Market Opens	Thursday
While Market is Open	Friday
After Market Closes	Friday
3.Trading During Special Blackout Periods. Occasionally the Company may impose special blackout periods, which will be communicated by email. If an Insider is subject to a special blackout period, the Insider may not trade in ARQ securities for the duration of the special blackout period and may not disclose to anyone that a special blackout period has been designated. Special blackout periods do not impact trades pursuant to an approved Rule 10b5-1 Plan that complies with this Policy.

4.Additional Prohibited Transactions in ARQ Securities. Insiders may not at any time:
□Engage in short sales (selling Company securities you do not own);
□Trade in any interest or position relating to the future price of ARQ securities, such as a put, call, short sale;
□Hold ARQ securities in a margin account or pledge ARQ securities as collateral for a loan; or
□Enter into any transaction relating to hedging ARQ securities, including zero-cost collars or forward-sale transactions.
Additional Rules for “Access Persons”
1.Access Persons. For purposes of this Policy, “Access Persons” include the following individuals and entities: (i) Company Personnel who are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Section 16 Persons”), (ii) other executive team members of the Company, (iii) members of the Company’s SEC reporting and accounting teams, (iv) other Company Personnel who are notified in writing or via email that they are determined by the Company’s management to be “Access Persons” as well as (v) Family Members of such persons and Controlled Entities of such persons and their Family Members.
2.Prior Approval Required. In addition to the restrictions described above for employees generally, no Access Person may trade in ARQ securities or exercise employee stock options at any time unless the trade or exercise has been approved in advance in writing or by email by the Company’s Chief Financial Officer and the Company’s Legal Department, except if such trade is made pursuant to a pre-approved Rule 10b5- 1 plan that is adopted in accordance with this Policy.
(a)Procedure for Requesting Approval. At least two business days prior to a proposed trade in ARQ securities, the Access Person must notify the Chief Financial Officer and the Company’ s Legal Department in writing or by email of the expected amount, timing and nature of the proposed transaction(s) and confirming that they do not possess any material nonpublic information concerning the Company. For the avoidance of doubt, there should be no presumption that a trade will be approved and there shall be no obligation to inform Access Persons of the reasons for any request approval or denial. These procedures apply to Access Persons even if they are initiating a transaction while a regular or special blackout period is not in place. Rule 10b5-1 Trading Plans (as further discussed below) are subject to these pre-approval procedures as well.
(b)Duration of Approval. Once approval has been received, if the Access Person does not execute the proposed transaction(s) within 2 business days after receipt of approval, the Access Person must request a new approval for the proposed transaction. In addition, the transaction may not be executed if the Access Person acquires material nonpublic information concerning the Company or its securities before executing the transaction.

If a proposed transaction is not approved, the Access Person may not transact in Company securities, and should not inform anyone within or outside of the Company of the restriction.

3.Notification Required. In order to assist with the filing of the appropriate forms with the Securities and Exchange Commission, all Section 16 Persons must notify the Chief Financial Officer and the Company’s Legal Department on the same business day of any transaction in ARQ securities, including transactions made pursuant to Rule 10b5-1 Plans.
Transactions Covered by this Policy
This Policy applies to all transactions in the Company’s securities, including the Company’s common stock, options to purchase or sell common stock or other securities, discretionary account transfers in 401(k) and similar personal retirement plans, and any debt securities, preferred stock, or options or derivative securities that the Company may issue in the future.
Specifically, for purposes of this Policy, references to “trading” and “transactions” include, among other things:
•purchases and sales of Company securities;
•sales of Company securities obtained through the exercise of employee stock options granted by the Company, including via broker-assisted cashless exercise, and/or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option; and
•making gifts of Company securities.
Conversely, references to “trading” and “transactions” do not include:
•the exercise of Company stock options if no shares are to be sold or if there is a “net exercise” (as defined below), except, if applicable, the exercise is still subject to the approval procedures described above;
•the vesting of Company stock options or the delivery of shares upon vesting/settlement of restricted stock and/or restricted stock units;
•the withholding of shares by the Company to satisfy a tax withholding obligation upon the vesting of restricted stock and/or restricted stock units;
•transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage that the Insider controls);
•sales of the Company’s securities as a selling stockholder in a registered public offering, including a “synthetic secondary” offering, in accordance with applicable securities laws; and
•any other purchase of Company Securities from the Company or sales of Company securities to the Company in accordance with applicable securities and state laws.
Therefore, Insiders may freely exercise their stock options and/or engage in “net exercises” (subject to pre-clearance, if applicable) and have the Company withhold shares to satisfy tax obligations without violating this Policy. Note that a “net exercise” is the use of the underlying shares to pay the exercise price and/or tax withholding obligations, whereas a broker-assisted cashless exercise involves the broker selling some or all of the shares underlying the option on the open market and is subject to this Policy.
Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy as long as (i) the Insider does not control the investment decisions on individual stocks within the fund or portfolio and (ii) Company securities do not represent a substantial portion of the assets of the fund or portfolio.
Please note that this Policy prohibits even those transactions that you may feel are necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
Post-Termination Transactions
This Policy continues to apply to transactions in Company securities even after your relationship with the Company terminates. If you are in possession of material nonpublic information when your relationship with the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.
Definition of “Material Information”
Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. You should consider any information that could be expected to affect the Company's stock price, whether it is positive or negative, as material. Some examples of information that ordinarily would be regarded as material are:
□Financial performance, especially quarterly and yearly earnings;
□Earnings projections and guidance, or changes in financial performance, outlook or liquidity;
□Proposed mergers, acquisitions, divestitures or restructurings;
□The establishment of a repurchase program for Company securities;
□Public or private securities offerings, repurchases or financings;
□Unanticipated changes in sales, orders, costs or expenses;
□A change in dividend policy, or the declaration of a stock split;
□Change in Section 16 executives;
□Development of a significant new product, service or process;
□News about a major contract award or cancellation of an existing contract;
□The gain or loss of a significant business partner;
□Significant legal exposure due to actual, pending or threatened litigation;
□Changes in the Company’s auditors or a notification from the Company’s auditors that the Company may no longer rely on the auditors’ audit report;
□Significant actual or potential cybersecurity incidents or events that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business, or other confidential information;
□Major environmental incidents; and

□Labor negotiations.
Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.
Definition of “Nonpublic”
Information is considered to be “nonpublic” until it has been fully disclosed to the public. Full disclosure of information to the public generally requires wide dissemination through major news services, such as a press release, or through a widely attended conference call or presentation that has been announced in a press release sufficiently in advance and is open to the public through a web cast or dial-in number or through a filing with the SEC. A radio or TV appearance, or disclosure to a small number of investors or analysts, or an article in a newspaper or magazine, would not qualify as full disclosure. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate. In addition, full disclosure means that the securities markets have had the opportunity to digest the news. Generally, for purposes of this Policy, two full trading days following publication in a press release or a conference call is regarded as sufficient for dissemination and interpretation of material information.
Transactions Pursuant to Rule 10b5-1 Plans
The U.S. securities laws provide a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions (a “Rule 10b5-1 Plan”). Insiders may sell or purchase ARQ securities pursuant to a Rule 10b5-1 Plan provided that each of the following conditions are satisfied:
□With respect to any purchase or sale, the Rule 10b5-1 Plan either (i) expressly specifies the amount, price and date, (ii) provides a written formula for determining amounts, prices and dates, or (iii) does not permit the person subject to this Policy to make any subsequent decisions, or exercise any subsequent influence over, how, when, or whether to effect such purchase or sale (provided any other person with such influence does not have access to any material nonpublic information regarding ARQ);
□The Rule 10b5-1 Plan is adopted at a time when the Insider does not possess material nonpublic information and when a blackout period is not in effect;
□Insiders must enter into the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Insiders must act in good faith with respect to the Rule 10b5-1 Plan for the entirety of its duration, and may not enter into or alter a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Plan;
□Section 16 Persons and their Family Members and Controlled Entities that enter into Rule 10b5-1 Plans must certify that they are: (1) not aware of any material nonpublic information about the Company or the Company securities; and (2) adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act;

□The first trade under the Rule 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:
•For Section 16 Persons (as well as their Family Members and Controlled Entities), the later of: (1) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days; or
•For other Insiders (including their Family Members and Controlled Entities), 30 days after adoption of the Rule 10b5-1 Trading Plan;
□Insiders must receive approval from the Chief Financial Officer and the Company’s Legal Department in writing or by email prior to establishing the Rule 10b1-1 Plan in accordance with the pre-approval procedures applicable to transactions as described above, and must confirm that they do not possess any material nonpublic information concerning ARQ or its securities, and, if the Insider is a Section 16 Person of ARQ, the Insider must confirm that all trades made pursuant to the Rule 10b5-1 Plan will be made in accordance with Section 16 of the Exchange Act, and Rule 144 of the Securities Act of 1933.
Certain other requirements, including limitations on overlapping and single-trade plans, also apply. A Rule 10b5-1 Plan may permit modifications (including early termination) by the Insider after it is established. However, when establishing Rule 10b5-1 Plans, Insiders should not anticipate making any changes to the plan. Any modifications to an established Rule 10b5-1 Plan (including any revocation or early termination of the plan) are highly discouraged due to legal risks and must receive prior approval in writing or email by the Chief Financial Officer and the Company’s Legal Department. Modifications to terms affecting the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Plan subjects the plan to all of the requirements applicable to adopting a new plan as described above, including the cooling-off period.
Company Transactions
From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.
Consequences of Insider Trading Violations
The consequences of an insider trading violation can be severe. Insiders who trade on inside information and who “tip” others are subject to severe penalties, including a civil penalty of up to three times the profit gained or loss avoided; a criminal fine of up to $5,000,000 (no matter how small the profit); and a jail term of up to 20 years. If you tip information to a person who then trades, you are subject to the same penalties as the person receiving the tip, even if you did not trade and did not profit from that person’s trading.
If the Company or its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, then they also are subject to severe penalties, including a civil penalty of up to approximately $2,480,000 or, if greater, three times the profit gained or loss avoided as a result of your violation; and a criminal penalty of up to $25,000,000.
If you fail to comply with this Policy, you may be subject to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. If you violate the federal securities laws or become subject to an SEC investigation, even if the investigation does not result in prosecution, your reputation could be tarnished and your career could be irreparably damaged.
Certification
All Company Personnel will be required to certify their understanding of and intent to comply with this Policy periodically.
Assistance
If you have questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from Clay Smith, the Company’s General Counsel, at (303-638-2207 or by email at clay.smith@ada-cs.com. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with you.

ACKNOWLEDGEMENT AND CERTIFICATION
I certify that:
1.I have read and understand the Insider Trading Policy (the “Policy”) of Arq, Inc. (the “Company”).
2.I understand that the General Counsel is available to answer any questions I have regarding the Policy.
3.Since the date this Policy became effective, or such shorter period of time that I have been with the Company, I have complied with the Policy.
4.I will continue to comply with the Policy for as long as I am subject to the Policy.

_____________________________ Signature	__________________________ Date
_____________________________ Name (Please Print)